May 26, 2011

James O’Connell
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Managed Portfolio Series (File Nos. 333-172080; 811-22525)

Dear Jim:

Enclosed please find Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) regarding the Institutional Class Shares and Investor Class Shares of Tortoise MLP & Pipeline Fund, a series of Managed Portfolio Series (the “Trust”).

We have acted as counsel for the Trust in connection with the filing of this Amendment with the United States Securities and Exchange Commission (“SEC”).

We believe that this Amendment is filed solely for one or more of the purposes specified in paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended (the “Rule”), and no material event requiring disclosure in the prospectus, other than one listed in paragraph (b)(1) of the Rule or one for which the SEC has approved a filing under paragraph (b)(1)(vii) of the Rule, has occurred since the effective date of the Trust’s registration statement.

Very truly yours,